Exhibit 99.1

News Release 4/2011 April 22, 2011

Baja Mining Adopts Shareholder Rights Plan

Baja Mining Corp. ("Baja" or the “Company”) today announced that its Board of Directors has approved the adoption of a shareholder rights plan (the "Rights Plan"), which takes effect from today, Friday, April 22, 2011. The Rights Plan is similar to plans adopted by other Canadian companies, and has been adopted to ensure the fair treatment of shareholders in the event of any take-over bid for Baja’s common shares.

The Rights Plan has conditionally been approved by the Toronto Stock Exchange and is subject to approval by Baja’s shareholders at the 2011 annual general and special meeting, currently scheduled to be held on May 25, 2011.

The primary objectives of the Rights Plan are to provide shareholders with adequate time to properly evaluate any offer, and also to provide the Board of Directors with additional time to assess any offer and, if appropriate, to explore and develop alternatives for maximizing shareholder value. The Rights Plan in no way prohibits a change of control of the Company in a transaction that is procedurally fair to its shareholders. The approval of the Rights Plan by shareholders will not alter, diminish or reduce the fiduciary duties of the directors of the Company when faced with a potential change of control transaction or restrict the potential actions that might be taken by the directors in such circumstances. The adoption of the Rights Plan is not in reaction to any anticipated take-over bid, but rather as good practice for the protection of shareholders.

The full text of the Rights Plan is available on Baja’s website at www.bajamining.com, on the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission EDGAR database at www.sec.gov.

Baja Mining (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30%. Boleo is fully permitted, fully funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6% (100% equity). The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), has a NPV of US$ 1.3 billion (8% discount rate), and an average life-of-mine cash cost of negative US$ 0.29/lb for copper, net of by-product credits. Metal Prices are based on SEC pricing guidelines. For more information, please visit www.bajamining.com.

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News Release 4/2011 April 22, 2011

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President

For further information please contact John Greenslade, President, at 604 685 2323

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

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